Exhibit 99.1

ELBIT IMAGING ANNOUNCES RECEIPT OF NONCOMPLIANCE NOTICE FROM THE NASDAQ

Tel Aviv, Israel, May 17, 2017, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today that it has received notice from The NASDAQ Stock Market (“Nasdaq”) that the Company is not in compliance with Nasdaq Marketplace Rule 5250(c)(1) because the Company has not yet filed its Annual Report on Form 20-F for the period ending December 31, 2016 (the “Form 20-F”) with the Securities and Exchange Commission.

As previously disclosed by the Company, Plaza Centers N.V. (“Plaza”) (LSE: PLAZ), an indirect subsidiary (45%) of the Company, published its annual financial statements for 2016, which contain a report by Plaza’s auditor that expresses no opinion with regard to Plaza’s financial statements. As a result of this disclaimer by the auditor of Plaza, the Company’s auditor has notified the Company that it is unable to provide an audit opinion regarding the Company’s financial statements for 2016. Consequently, the Company is not in a position to file the Form 20-F at this time.

The Company is required to submit a plan to Nasdaq within 60 days from May 15, 2017 to regain compliance with the requirements for continued listing. If Nasdaq accepts the plan submitted by the Company, it can grant an exception of up to 180 calendar days from the due date of the Form 20-F, or until November 13, 2017, to regain compliance. The Company intends to submit within the 60-day timeframe a plan to regain compliance with Nasdaq’s requirements for continued listing. There can be no assurance that the Company will successfully regain compliance with such requirements.

If Nasdaq does not accept the Company’s plan, Nasdaq will provide notice that the Company’s ordinary shares will be subject to delisting from the Nasdaq Global Select Market. The Company would have the right to appeal a determination to delist its ordinary shares.

The Company’s audit committee and Board of Directors are reviewing the Company’s financial statements and the Company intends to submit unaudited financial statements for 2016 on Form 6-K no later than May 19, 2017. In addition, the Company is working diligently to prepare its audited financial statements for 2016 and intends to submit its Form 20-F, including such financial statements, as soon as practicable.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com